ALBRIGHT & BLUM, P. C.
                                ATTORNEYS AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 784-0205
                              www.albrightblum.com


                                  May 5, 2006

VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")
         Preliminary Information Statement on Form 14C
         Filed: May 27, 2005, amended on September 20, 2005, November 22, 2005, February 6, 2006, March 8, 2006 and April 6, 2006
                  ("14C")
         File No.:         000-25843

         Form 10-KSB/A for the year ended December 31, 2004
         Filed: April 20, 2005, amended on April 22, 2005, November 22, 2005, February 6, 2005, March 8, 2006 and April 6, 2006 ("Form 10-KSB/A")
         File No.:         000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005
         Filed: May 19, 2005, amended November 22, 2005, February 6, 2006, March 8, 2006 and April 6, 2006 ("March 10-QSB/A")
         File No.:         000-25843

         Form 10-QSB/A for the quarter ended June 30, 2005
         Filed: August 15, 2005, amended February 6, 2006, March 8, 2006 and April 6, 2006 ("June 10-QSB/A")
         File No.:         000-25843

         Form 10-QSB/A for the quarter ended September 30, 2005
         Filed: November 14, 2005, amended February 6, 2006, March 8, 2006 and April 6, 2006 ("September 10-QSB/A")
         File No.:         000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the Commission's April 12, 2006 comment letter addressed to Mr. Lee Cole, Chief Executive Officer of the Company, a copy of which was sent to the undersigned. Please consider this letter to be the Company's formal response to the Commission's April 12, 2006,

ALBRIGHT & BLUM, P.C.

Andrew Schoeffler, Esq.
May 5, 2006
Page 2


comment letter. In addition, please note that I changed the name of my firm from
L. STEPHEN ALBRIGHT, ESQ. to ALBRIGHT & BLUM, P.C. All contact information remains the same.

As required, we are enclosing three (3) clean hard copies of the Form 14 C and three (3) redlined copies of the Form 14 C. In addition, the original of this letter will include three (3) clean copies of the Form 10-KSB/A and the March, June and September Forms 10-QSB/A's, with exhibits and three (3) complete redlined copies of same, without exhibits. The redlined copies are marked to show the changes from the original filing. Deletions are striked out and inserts are underlined or double underlined. The redline copies reflect changes from the April 6, 2006 filings against the current filings.

This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

Comment No. 1.  The  Company  is aware  that the  Commission  will not clear the
Schedule 14C filing until all incorporated information is filed with the Commission via EDGAR.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 1.  DESCRIPTION OF BUSINESS, PAGE 2

Comment No. 2. The Form 10-KSB/A has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005
FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2005
FORM 10-QSB/A FOR THE QUARTER ENDED SEPTEMBER 30, 2005

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 3. The Form 10-QSB/A's have been revised to respond to the staff's comments. The revisions in each Form 10-QSB/A should be in compliance with the staff's comments.

Comment No. 4. This Form 10-QSB/A for the quarter ended September 30, 2005 has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ALBRIGHT & BLUM, P.C.

Andrew Schoeffler, Esq.
May 5, 2006
Page 3


CLOSING COMMENTS

The Company believes it has adequately responded to all of the Staff's comments. Please feel free to contact the Company and/or the undersigned if the Staff has any other or further questions or comments. Thank you for you time and consideration.


                                      Sincerely,

                                      /s/ L. Stephen Albright
                                      -----------------------
                                      L. STEPHEN ALBRIGHT



enclosures

c:       Lee Cole @ Electronic Game Card., Inc., w/encls
         Linden Boyne @ Electronic Game Card., Inc., w/encls